

December 22, 2010

Mr. Johnson
Vice President Finance
67 Yonge Street, Suite 1201
Toronto, Ontario
Canada M5E 1J8

      Re: Caledonia Mining Corporation
              Form 20-F/A for the Fiscal Year ended December 31, 2009
              Filed October 1, 2010
              Response letters dated September 27, 2010 and December 8, 2010
              File No. 000-13345

Dear Mr. Johnson

      We have reviewed your amendment and response letters and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year ended December 31, 2009

Reserves – Blanket Mine

1.   We understand from your disclosure and response letters that you did not update your estimates of mineral reserves as of year-end and that you have been using the straight-line method of computing DD&A of producing property costs for Canadian and U.S. GAAP. As discussed in our telephone conversation on December 21, 2010, we believe that you need to disclose current estimates of proven and probable reserves to comply with the Form 20-F disclosure requirements; and that you need to utilize the units-of-production method of computing DD&A of producing property costs for purposes of

presenting your results under U.S. GAAP in your reconciliation in Note 21 to your financial statements.

The guidance in Form 20-F, General Instruction C(b), states that "Unless an item directs you to provide information as of a specific date or for a specific period, …give the information in an annual report as of the latest practicable date." Instruction 1(a) to Item 4.D of Form 20-F, also requires disclosure of "…material information about production, reserves, locations, developments and the nature of your interest." And the following guidance from Industry Guide 7, applicable by way of the Instruction to Item 4 of Form 20-F, clarifies the reporting requirement for reserve information:

- Paragraph (b)(4)(i) of Industry Guide 7 requires a "…description of the present condition of the property, the work completed by the registrant on the property, the registrant's proposed program of exploration and development, and the current state of exploration and/or development of the property."

- Paragraph (b)(5) of Industry Guide 7 requires a description of the "…existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known," also stating that if reserves have been established, disclose "…the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves…."

We do not believe the aforementioned guidance accommodates a practice of not disclosing reserve information that is current as of the end of the period covered by your report. We also do not see support for a view that reserves as of the end of the period, and changes in reserves during the period, would not constitute material information requiring disclosure pursuant to Item 4.D. Given the interrelatedness of accounting and mineral reserve measurements necessary to comply with U.S. GAAP, coupled with the specific disclosure requirements cited above, we ask that you amend your filing to update your reserve information through December 31, 2009, the end of your fiscal year.

In your December 6, 2010 response letter you clarify that DD&A costs for the Blanket Mine are being calculated using the straight-line method over an estimated 15 year life, based on your initial estimate. You explain that the unit-of-production method was not selected because "…the total reserves were not determinable because ore bearing structures of the Mine are open at depth and laterally." We believe that mine development costs need to amortized based on the reserves established in the area of production and which are accessible by virtue of the development that has occurred, using the units-of-production methodology to comply with FASB ASC 360-10-35-4 under U.S. GAAP. When further development occurs and results in incremental reserves, the related costs should be amortized over the incremental reserves using the units-of-production method as these are produced. The acquisition costs of mineral properties and mineral rights should generally be apportioned to the areas of interest at the time incurred and in subsequent periods assessed for impairment as needed and amortized accordingly. However, the costs of exploration rights having a limited term, if properly capitalized as mineral rights under U.S. GAAP, should be amortized on a straight-line method using the period over which exploration is planned to occur. We expect that you will need to revise your U.S. GAAP accounting to adhere to this guidance. If you believe that the differences between the results of using your straight-line method and those which would have been calculated under the units-of-production method are not sufficiently material to require restatement, please submit your analysis and underlying computations.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler Mining Engineer, at (202) 551-3718 if you have questions regarding the comments on your property disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief